NEXUS BIOPHARMA, INC.

September 2, 2016

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:

Suzanne Hayes

Scott Foley

Mary Beth Breslin

Keira Nakada

Jim B. Rosenberg

Re:

Nexus BioPharma, Inc.

Current Report on Form 8-K

Filed June 15, 2016

Amendment No. 1 to Current Report on Form 8-K

Filed June 16, 2016

File No. 000-53207

Ladies and Gentlemen:

Please accept this letter as the response of Nexus BioPharma, Inc. (the “Company”) to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filings as set forth in the comment letter of July 12, 2016. Simultaneously herewith the Company is filing Amendment No. 2 to the 8-K filed on June 15, 2016 and amended on June 16, 2016 (the “Amended 8-K”)

Form 8-K filed June 15, 2016

Item 1.01 Entry into a Material Definitive Agreement NBP Business, page 2

1.

We note Exhibits 10.1 and 10.2 relate to contracts entered into by a company called Diabesity, Inc. with Mr. Lau (Exhibit 10.1) and BioFocus DPI Limited (Exhibit 10.2). Please revise the appropriate section or sections of your disclosure to clarify the relationship between you and Diabesity, Inc. and explain any rights and obligations you have under these agreements.

Response: Diabesity, Inc. is a predecessor of the Company. A “Corporate History” section was included in the Amended 8-K which discloses the corporate history of the Company.

2.

Please revise your Business disclosure to clarify the nature of your proprietary information. We note you describe an “approach” to activation of certain cellular pathways as proprietary on page 2, but on page 4 you describe the pathway itself as proprietary.

Response: The Company has revised the disclosure on page 4 to clarify that it is the Company’s approach that is proprietary. Please see page 4 of the Amended 8-K.

3.

Please amend your disclosure to describe the preclinical testing you have performed to date and the results you have obtained, with an emphasis on how these results demonstrated the effects you state at the bottom of page 2.

Response: The Company has revised the disclosure in response to the Staff’s comment and has outlined the testing done to date. Please see pages 4-7 of the Amended 8-K.

4.

Please explain what the Fyn kinase is the first time you make reference to it and clarify its relationship to the LKB-1 AMPK pathway. Please also explain what LKB-1 is. We note your statement on page 4 that LKB-1 can be activated to control AMPK.

Response: The Company has revised the disclosure in response to the Staff’s comment. Please see page 4 of the Amended 8-K.

5.

We note your statement on page 3 that “There is a rapidly growing body of data that supports the anti-cancer and life extension implications of NBP’s efforts.” Please revise to identify the “body of data” to which you are referring.

Response: The Company has revised to delete the disclosure in response to the Staff’s comment. Please see page 3 of the Amended 8-K.

6.

Please summarize the material terms of your agreement with BioFocus DPI, Ltd.

Response:

The Company has revised the disclosure to include the material terms of the COmpany’s agreement with BioFocus in response to the Staff’s comment. Please see page 7 of the Amended 8-K.

7.

Please revise your discussion of the screening project you describe on page 7 to explain the process in layman’s terms and describe the significance of the status of your progression through the stages mentioned here.

Response: The Company has revised the disclosure in response to the Staff’s comment. Please see page 7 of the Amended 8-K.

Competition, page 8

8.

In your description of your competitive position on pages 8-10, please remove the disclosure pertaining to products that have been removed from the market or discontinued by the manufacturer, as such products will not impact your future commercial products.

Response: The Company has revised the disclosure in response to the Staff’s comment.

9.

Given that you have not yet identified a drug candidate for weight loss or the treatment of Type 2 diabetes, and in light of the length of time it will take before any candidate is commercialized as described on page 26, it is inappropriate to include the annual sales figures on pages 8-12 of competitors’ products, the estimated market size of competitors’ products and services and the growth rates of those markets. Please revise to eliminate this disclosure.

Response: The Company has revised the disclosure in response to the Staff’s comment.

Licensed Intellectual Property, page 22

10.

Please describe the material terms, i.e. duration, payment, and termination, of this agreement and file it as an exhibit to your current report. This description should include the amount of your license initiation fee and the aggregate amount of milestone payments, as well as a narrow range of the royalty payments that can be made, e.g. “single-digits,” “teens,” “twenties,” etc. Please provide similar disclosure with regard to the exclusive license agreement referenced on page 4 and file it as an exhibit. If these references are to the same agreement, please revise your disclosure to make that clear.

Response: The Company has revised the disclosure in response to the Staff’s comment. Please see page 20of the Amended 8-K.

Patents and Intellectual Property, page 22

11.

The nature of the material patents and/or patent applications you currently license is unclear from the disclosure on pages 22-23. Please revise this disclosure to clearly state the number of patents and/or patent applications you hold, if any, their jurisdiction, their approximate termination dates and whether they relate to composition of matter or method of use.

Response: The Company has revised the disclosure in response to the Staff’s comment. Please see pages 20-21 of the Amended 8-K.

Properties, page 38

12.

Please file the sublease agreement referenced in this section. Refer to Item 601(b)(10)(ii)(D).

Response: The Company has included the sublease agreement as Exhibit 10.3 to the Amended 8-K.

Security Ownership of Certain Beneficial Owners and Management, page 38

13.

Please provide disclosure pursuant to Item 403 of Regulation S-K with respect to the class of preferred stock underlying the convertible notes referenced on page 1. Also revise the current table to reflect beneficial ownership of the common stock underlying the preferred stock pursuant to Exchange Act Rule 13d-3, or tell us why you do not believe such disclosure is required.

Response: The Company has not included the preferred stock underlying the convertible notes since the convertibles have not been issued and therefore the preferred shares are not deemed to be beneficially owned by the shareholders of NBP.

Executive Compensation

Summary Compensation Table, page 41

14.

Your disclosure indicates that your principal executive officer and director Mr. Lau will receive $175,000 per annum per the terms of his employment agreement, but your table states that his payment in fiscal 2015 was $145,000. Please reconcile this discrepancy and amend your disclosure if necessary.

Response: The summary compensation table was revised. Also, the summary of Mr. Lau’s employment agreement was revised. Please see page 39 of the Amended 8-K.

Certain Relationships and Related Transactions, page 42

15.

Please revise the first sentence to reflect that you have included the disclosure for transactions in which the amount involved exceeds 1% of the average of your total assets at fiscal year end for the last two completed fiscal years, as required by Item 404(d)(1) of Regulation S-K. If applicable, revise your disclosure in this section accordingly. In this regard, we note the consulting agreement with a principal stockholder referenced on page 9 of Exhibit 99.1.

Response: The Company has revised the disclosure in response to the Staff’s comment to include a discussion of a consulting arrangement with one of its principal shareholders. Please see page 40 of the Amended 8-K.

Market Price of and Dividends on Common Equity and Related Stockholder Matters, page 42

Market Information, page 42

16.

Please revise to disclose the information required by Item 201(a)(1)(iii) of Regulation S- K.

Response: The Company has revised to disclose the information required by Item 201(a)(1)(iii) of Regulation S- K. Please see page 40 of the Amended 8-K.

Recent Sales of Unregistered Securities, page 43

17.

Please expand to provide the information required by Item 701 of Regulation S-K with respect to the convertible notes issued as described on page 1.

Response: The Company has contractually agreed to issue the convertible notes as part of the consideration for the Merger Agreement. However, the Company has not yet issued the convertible notes. The Company intends to seek the approval of its shareholders to amend its articles of incorporation to provide for the issuance of blank check preferred stock and upon receipt of such approval the Company intends to designate a class of its preferred stock as Series A Preferred stock and will simultaneously with such designation issue the convertible notes to the NBP stockholders.

18.

Please revise to state briefly the facts relied upon to make the exemptions available for the sales of common stock referenced in this section. Refer to Item 701(d) of Regulation S-K.

Response: The Company has revised the disclosure in response to the Staff’s comment. Please see page 41 of the Amended 8-K.

Exhibit 99.1

Note 3 – License Agreement and Commitments, page 8

19.

Please tell us the consequences of defaulting on the payment obligations.

Response: The failure of the Company to pay full royalties, transfer stock or make complete payments under the Agreement will constitute a breach. Late payments under the Agreement are subject to a charge which is the greater of one and one-half percent (1.5%) per month or Two Hundred and Fifty Dollars. Should the Company fail to make any payment when due under the Agreement, Licensor may upon thirty (30) days written notice terminate the Agreement, unless during such thirty (30) day period all outstanding payments are paid in cash, or securities of the Company, subject to certain conditions. At the time of this filing no such notice of delinquency has been delivered to the Company.

Note 5 – Convertible Notes Payable, page 9

20.

Please tell us whether you accounted for the beneficial conversion feature. Provide an analysis and cite the relevant accounting literature to support your accounting.

Response: The convertible notes discussed in Note 5 of the Company’s financial statements provide for conversion only in the event the Company consummates a unit offering. To date the Company has not consummated a unit offering. Therefore there was no accounting for the conversion.

Note 7 – Equity, page 9

21.

During the year ended February 29, 2016, you sold 5,932,591 shares of common stock for cash for total proceeds of $801, which appear to be at significant discount as compared to other shares sold during the year at $6.75 per share. Regarding the shares sold at a discount, please tell us who you sold the shares to and the nature of your relationship with that party, and why you sold them at a significant discount.

Response: In February 2016, the original founding group, and every investor who had previously purchased shares at $6.75, were offered the opportunity to purchase shares at a discounted price of $0.000135. Each was offered the number of shares in the discounted offering that would result in their maintaining the same percentage ownership they had before the offering. All founders and all shareholders who had previously purchased shares participated in the offering.

Exhibit 99.2

Pro Forma Financial Statements

22.

Please tell us why you do not reflect the convertible notes that are issuable in the merger transaction.

Response: The convertible notes have not yet been issued.

The Company acknowledges the following:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions, please contact our counsel Marcelle S. Balcombe at Sichenzia Ross Friedman Ference LLP at (212) 930-9700 or the undersigned.

Very truly yours,

/s/ Warren Lau

Warren Lau